Delisting Determination,The Nasdaq Stock Market, LLC,
June 9, 2010, California Coastal Communities Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of California Coastal Communities Inc.
(the Company), effective at the opening of the trading session on June 21, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5110(b). The Company sought a review of this determination by the Hearing Panel. Based on its review of information provided by the Company, the Panel,on December 29, 2009, granted the Company continued listing, contingent upon the Company regaining compliance by April 26, 2010. The Company did not regain compliance and the Panel notified the Company that trading in the Companys securities would be suspended on April 27, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on May 24, 2010.